Exhibit 99.3
AMENDMENT NO. 2 TO
PROFIT SHARING PLAN FOR EMPLOYEES OF
TRINITY INDUSTRIES, INC. AND CERTAIN AFFILIATES AS
RESTATED EFFECTIVE JANUARY 1, 2005
          WHEREAS, TRINITY INDUSTRIES, INC., a Delaware corporation (the “Company”), has heretofore adopted the PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC. AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2005 (the “Plan”); and
          WHEREAS, pursuant to those provisions of the Plan permitting the Company to amend the Plan from time to time, the Company desires to amend the Plan as described herein;
          NOW THEREFORE, the Plan is hereby amended as follows, effective January 1, 2007:
1. Section 3.01 is hereby amended to be and read as follows:
3.01	Participation
(a)	Subject to the provisions of Section 3.03 hereof and except for any Employee (i) who is a member of a collective bargaining unit, the recognized representative of which has not agreed to Participation in the Plan by its members, (ii) who is a nonresident alien and receives no earned income (within the meaning of Section 911(d)(2) of the Code) from the Employer which constitutes income from United States sources (within the meaning of Section 861(a)(3) of the Code), (iii) who is a Leased Employee, (iv) who is classified as a Project Status Employee, or (v) who is an employee or within a class of employees designated on Addendum II attached hereto, an Employee shall become a Participant in this Plan as follows:
(i)	Any Employee included under the provisions of the Prior Plan as of January 1, 2005 shall continue to participate in accordance with the provisions of this Plan.

(ii)	The Participation of any Employee who is eligible to become a Participant on or after January 1, 2005, shall commence on the first day of the month immediately following the sixty (60) day period beginning on his Employment Commencement Date, if he elects to participate in the Plan as provided under Section 3.03(b) hereof or if he is automatically enrolled in Plan participation under Section 3.03(c) hereof.

(iii)	An Employee who is eligible for an allocation of an Annual Retirement Contribution or a Start-Up Contribution on a date earlier than the date described in paragraph (a)(ii) hereof, as determined without regard to paragraph (a)(ii), shall become a Participant on such earlier date.
For purposes of the Plan, a “Project Status Employee” is an individual identified by a specified job code who is hired to complete a specific project under specified terms and conditions and whose relationship with the Employer terminates upon completion of the specific project.

(b)	Under no circumstances shall an individual become a Participant prior to the date on which he is classified as an active Employee. An active Participant who incurs a Severance from Service and who is subsequently re-employed by an Employer shall immediately reenter the Plan as an active Participant on his Re-employment Commencement Date. In the event that a Participant shall either become a member of a collective bargaining unit described above, or otherwise be excluded from Participation pursuant to the first paragraph of this Section 3.01, his Participation shall thereupon cease but he shall continue to accrue Service hereunder during the period of his continued employment with the Employer. For purposes of this Section 3.01, an Employee shall be credited with Service for periods of employment with an Affiliate (determined as if such Affiliate were an Employer), but shall not commence Participation hereunder prior to the date on which he commences employment with an Employer. The term “active Participant” shall mean any Employee currently participating in the Plan who has not incurred a Severance from Service.

(c)	The Committee is hereby authorized to identify, in writing on Addendum II, those employees or classes of employees employed at a location of an Employer who are not eligible to participate in the Plan. The Committee is further authorized and directed to revise Addendum II, or to have Addendum II revised by the appropriate person designated by the Committee, to reflect any necessary additions and deletions thereto as soon as administratively possible following such identification by the Committee. Revisions to Addendum II shall require the adoption of a Plan amendment and, notwithstanding the provisions of Section 10.01 hereof, the Board of Directors of the Company hereby delegates to the Committee (or the Committee’s authorized representative) the authority to execute such an amendment from time to time.
2. Section 3.03 of the Plan is hereby amended to be and read as follows:
3.03	Election to Participate
(a)	Notices. An Employee who is otherwise eligible to participate in the Plan pursuant to Section 3.01 must receive a written explanation of the terms of, and the benefits provided under, the Plan, including directions on how to enter into a salary reduction agreement and how to modify or terminate such agreement. Such information shall include notice to the Participant that he will be automatically enrolled in the Plan, as described in paragraph (c) of this Section 3.03, if he fails to submit to the Administrator a salary reduction agreement electing to make Salary Reduction Contributions under the Plan or affirmatively electing not to make such Contributions within sixty (60) days of his Employment Commencement Date.
(b)	Participation in Salary Reduction Contributions and Employer Matching Contributions. To benefit under the Salary Reduction Contribution and Employer Matching Contribution components of the Plan, an Employee who is otherwise eligible to participate pursuant to Section 3.01, must elect to participate in such components of the Plan in accordance with such procedures as the Committee or Trustee may prescribe and must execute a salary reduction agreement described in Section 4.02 hereof. Such election to participate and execution of a salary reduction agreement shall be effective as soon as administratively feasible after the Committee receives such agreement.

(c)	Automatic Enrollment.
(i)	Notwithstanding paragraph (b) of this Section 3.03, effective with respect to any Employee whose Employment Commencement Date is on or after January 1, 2007 who does not make an election to participate in the Plan as described in paragraph (b) of this Section 3.03 and does not make an affirmative election not to participate in the Plan, such Employee shall be deemed to have entered into a salary reduction agreement effective on the first day of the month immediately following the sixty (60) day period beginning on his Employment Commencement Date or as soon as administratively feasible thereafter.

(ii)	The provisions of paragraph 3.03(c)(i) shall not apply to any Employee who is a member of a collective bargaining unit.
(d)	Re-Employment.
(i)	This paragraph 3.03(d)(i) applies to Participants who are not members of a collective bargaining unit. If such a Participant has entered into a salary reduction agreement, such agreement shall terminate on the date on which the Participant’s employment terminates. If the Participant is subsequently re-employed by an Employer and upon re-employment is eligible to participate in the Plan, he may elect to participate in the Salary Reduction Contribution and Employer Matching Contribution components of the Plan, as provided under paragraph (b) of this Section 3.03, effective as soon as administratively feasible after the Participant’s Re-Employment Commencement Date (or may make an affirmative election not to participate in the Plan); in the absence of such an election, such Participant shall be automatically enrolled in Plan participation under paragraph (c)(i) of this Section 3.03, effective on the first day of the month immediately following the sixty (60) day period beginning on his Re-Employment Commencement Date or as soon as administratively feasible thereafter.
(ii)	This paragraph 3.03(d)(ii) applies to Participants who are members of a collective bargaining unit. If such a Participant has entered into a salary reduction agreement, such agreement shall terminate on the date on which the Participant’s employment terminates. If the Participant is subsequently re-employed by an Employer and upon re-employment is eligible to participate in the Plan, he may elect to participate in the Salary Reduction Contribution and Employer Matching Contribution components of the Plan, as provided under paragraph (b) of this Section 3.03, effective as soon as administratively feasible after the Participant’s Re-Employment Commencement Date. If no such election is made, the Participant will not then re-commence participation in the Salary Reduction Contribution and Employer Matching Contribution components of the Plan, but may make such an election and re-commence participation at any time thereafter, provided at the time of such election he is then eligible to participate in the Plan.
3. The first paragraph of Section 4.02 of the Plan is hereby amended to be and read as follows:
     Upon commencement of Participation hereunder and in accordance with such procedures as the Committee or Trustee shall prescribe, a Participant may enter into a salary reduction agreement with his Employer. The terms of such salary reduction agreement shall provide that the Participant agrees to accept a reduction in salary from the Employer equal to any whole percentage of his Compensation per payroll period, with such percentage to be not more than fourteen percent (14%) of such Compensation; provided, however, that for any Year during which the Participant is also a participant in the Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates As Restated Effective January 1, 2000, such percentage shall be four percent (4%) of his Compensation per payroll period. With respect to a Participant who is automatically enrolled in the Plan pursuant to Section 3.03(c) hereof, the Salary Reduction Contribution percentage for such Participant at the time of such enrollment shall be three percent (3%) of Compensation per payroll period.
4. Section 4.02(b) of the Plan is hereby amended to be and read as follows:
(b)	Voluntary Changes to Salary Reduction Agreements. A salary reduction agreement may be terminated or suspended by the Participant at any time upon notice to the Committee. In addition, if a Participant voluntarily terminates or suspends his salary reduction agreement, he may enter into another salary reduction agreement at any time upon notice to the Committee. Finally, a Participant may amend his salary reduction agreement at any time upon notice to the Committee.

          IN WITNESS WHEREOF, the Company has caused this instrument to be executed in its name and on behalf of this ___day of                     , 2007, effective January 1, 2007.

TRINITY INDUSTRIES, INC.

By: Title:	/s/ Timothy R. Wallace Chairman, President and Chief Executive Officer
ATTEST:

/s/ Michael G. Fortado

STATE OF TEXAS	§
§
COUNTY OF DALLAS	§
          This instrument was acknowledged before me on the ___day of                     , 2007, by                                           of Trinity Industries, Inc., a Delaware corporation, on behalf of said corporation.

/s/ Julie K. Slayden Notary Public in and for the
State of Texas
My Commission Expires:

8/25/2007